

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

David Watson
Chief Legal Officer
The Cannabist Company Holdings Inc.
680 Fifth Ave., 24th Floor
New York, NY 10019

      Re: The Cannabist Company Holdings Inc.
           Registration Statement on Form S-3
           Filed April 2, 2024
           File No. 333-278472

Dear David Watson:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Benjamin Richie at 202-551-7857 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Industrial Applications and Services

cc: James Guttman